September 18, 2024

Anquan Wang
Chief Executive Officer
Webull Corporation
200 Carillon Parkway
St. Petersburg, FL 33716

       Re: Webull Corporation
           Amendment No. 4 to Draft Registration Statement on Form F-4 Submitted August 28, 2024
           CIK No. 0001866364
Dear Anquan Wang:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
August 27, 2024 letter.

Amendment No. 4 to Draft Registration Statement on Form F-4
General

1. Refer to your response to comment 1 in our letter dated July 25, 2024. Please provide additional detail supporting your analysis of whether the offer and sale of the fractional bonds through the fractional bond trading program represents the offer and sale of a separate or new security. In your response, address the following:
           Tell us whether you have determined a potential launch date for the program.
           Explain to us the consequences and risks to you and your customers if Apex were to stop offering the program. In responding to this comment, explain whether there are unique liquidity risks associated with fractional bonds, such as whether investors will be reliant on the administrating firms such that if one were to go out of business
 September 18, 2024
Page 2

           investors would not have other means to sell fractional bonds they hold.
             Explain to us the consequences and risks to you if it were determined that the fractional bonds offered though the program were themselves securities, separate from the bonds themselves.
             Given the role of Apex in the operation of the program, explain why its efforts are not the significant ones upon which investors are relying, and those efforts continue throughout the lifecycle of a particular fractional bond purchase. We note that: Apex designed, developed, implemented and operates the entire program; Apex facilitates liquidity for the program by enlisting liquidity providers; Apex selects the liquidity providers and there appears to be only one liquidity provider at this time; Apex selects the bonds that are eligible for the program through consultation with the liquidity providers; and Apex stands ready to assume or otherwise allocate to another
           liquidity provider a liquidity provider   s positions in the event
the liquidity provider
           goes out of business or otherwise is no longer able to participate in the program. As such, it appears that the entire program is dependent on the efforts of Apex; that such efforts are not ministerial in nature; and that Apex has created an instrument that otherwise would not exist and for which investors otherwise would not be able to realize any investment outcome but for the efforts of Apex.
             Provide us a materially complete comparison of the legal rights and recourse of a holder of a fractional bond versus a holder of a whole bond, including the legal remedies that a holder of a fractional bond has versus a holder of a whole bond, including under the Indenture.
             Provide additional detail of the mechanics and lifecycle of a fractional bond trade, including coupon payments and other communications from the issuer.
             Explain how the principal and interest will be distributed to fractional bond holders.
             Address whether fractional bond holders will have the same or different rights as holders of whole bonds, including with respect to discretionary or voluntary action and voting rights.
             Explain the implications of fractional bonds under the indenture, including the impact of holding fractional bonds on the application of the Trust Indenture Act of 1939.
             Provide us your analysis regarding FINRA Rule 5310 (Best Execution and
           Interpositioning) for orders routed to Moment. Describe how Apex will comply with
           FINRA Rule 5310(a)(2) and Supplementary Material .01, .03, .04, and ..06.
             Provide your analysis of whether interests in the program are security-based swaps.
Webull Corporation Financial Statements
Note 2. Summary of Significant Accounting Policies
Marketing and Branding, page F-18

2. We acknowledge your response to prior comment 3. Please respond to the following comments related to your accounting for consideration payable to a customer under ASC
       606-10-32-25 through 32-27 and, where appropriate, cite the authoritative literature you rely upon to support your position:
           In identifying customers within the scope of this guidance, tell us how you considered
           ASC 606-10-32-25 and Question 26 of the FASB's Revenue Recognition September 18, 2024
Page 3

           Implementation Q&As.
             In identifying consideration within the scope of the guidance, tell us how you considered Question 25 of the FASB's Revenue Recognition Implementation Q&As.
             You told us that the free stocks given to the platform users do not result in your receipt of a distinct good or service from such platform users. Regarding your referral program outlined on page 175 of your latest amendment, please address the following:
             o For consideration paid to existing platform users:
                     Elaborate on why the referral of a new customer/user is not a distinct good/service as contemplated in ASC 606-10-32-25 as it appears that users are valuable to you.
                     If you believe you have received a distinct good or service, tell us the nature of that good or service and explain whether you can estimate the fair value of that good or service and whether the consideration paid under the program exceeds the fair value of that good or service, consistent with the guidance in ASC 606-10-32-26.
            o For consideration paid to new users that become account holders, tell us:
                    Whether they are required to subsequently contribute additional consideration to their account;
                    Whether they are required to execute trades on your platform; or
                    Otherwise whether they are required to purchase any other good or service from you.
             Regarding the "Other Promotions" outlined at the bottom of page 175 of your latest amendment:
            o Tell us how these promotions work. Explain what users must do to receive these awards.
            o For each period presented in your filing, tell us how much of your marketing and branding expenses relate to these programs. In your response tell us separately the amounts of cash and free stock paid under these programs.
            o Explain why consideration paid under these promotions is not a reduction of revenue as either consideration payable to your customer or as consideration paid to someone in the distribution channel of your customer.
             For consideration paid under the programs/promotions above, tell us whether your market maker customers are aware of the consideration paid under these programs and whether they have a reasonable expectation that you are granting a price concession to your users.
 September 18, 2024
Page 4

       Please contact Kate Tillan at 202-551-3604 or Mark Brunhofer at 202-551-3638 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or J. Nolan McWilliams at 202-551-3217 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Crypto Assets
cc:   Christian O. Nagler